      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1996


                                                       REGISTRATION NO. 33-84472
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 7 TO

                                    FORM S-1

                                       ON



                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           COMPUTER INTEGRATION CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                            5045                           65-0506623
 (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
     OF INCORPORATION OR           CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)
         ORGANIZATION)

                          7900 GLADES ROAD, SUITE 440
                           BOCA RATON, FLORIDA 33434
                                 (407) 482-6678
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               RONALD G. FARRELL
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           COMPUTER INTEGRATION CORP.
                          7900 GLADES ROAD, SUITE 440
                           BOCA RATON, FLORIDA 33434
                                 (407) 482-6678
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:


                              DONN A. BELOFF, ESQ.


                                HOLLAND & KNIGHT


                     ONE EAST BROWARD BOULEVARD, SUITE 1300


                           FORT LAUDERDALE, FL 33302


                                  305-525-1000



        Approximate date of commencement of proposed sale to the public:

   As soon as practicable after the registration statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

            CALCULATION OF REGISTRATION FEE TABLE ON FOLLOWING PAGE
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE




- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                  PROPOSED MAXIMUM PROPOSED MAXIMUM
                                                   OFFERING PRICE    AGGREGATE       AMOUNT OF
TITLE OF EACH CLASS OF              AMOUNT TO BE        PER           OFFERING      REGISTRATION
SECURITIES TO BE REGISTERED          REGISTERED       SHARE(1)        PRICE(1)         FEE(2)
- --------------------------------------------------------------------------------------------------
Common Stock, $.001 par value.....    8,089,999        $5.00        $40,449,995      $13,948.27
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(a) and 457(g) under the Securities Act of 1933, as amended.

(2) $7,584.62 of the total registration fee was paid in connection with the filing of the Registration Statement on September 28, 1994; $4,543.33 was paid in connection with the filing of Amendment No. 6 on September 29, 1995; the balance of $1,820.32 is paid herewith.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 21, 1996.

PROSPECTUS


                                8,089,999 SHARES


                                  [CIC LOGO]
                                  COMMON STOCK
                            ------------------------


     This Prospectus relates to the public offering and sale by certain selling stockholders (collectively, the "Selling Stockholders"), of an aggregate of 8,089,999 Shares (the "Shares") of the common stock, $.001 par value per share (the "Common Stock"), of Computer Integration Corp. (the "Company"), consisting of: (i) 5,741,826 Shares offered by former stockholders of the Company's wholly-owned subsidiary, CIC Systems, Inc., a Delaware corporation ("CIC"), who acquired such Shares in an exchange of shares with the Company's predecessor, NEG, Inc., a Nevada corporation ("NEG") (see "Selling Stockholders"); (ii) 770,000 Shares issuable upon conversion of 19,250 shares of the Company's Series D, 9% Cumulative Convertible Redeemable Preferred Stock; (iii) 1,000,000 Shares (including 500,000 Shares of Common Stock issuable upon conversion of 125 shares of Series E, 9% Cumulative Convertible Redeemable Preferred Stock), offered by the holders of shares acquired in connection with the Company's acquisition of Dataprint, Inc., a North Carolina corporation; (iv) 515,000 Shares offered by the holder of shares acquired in connection with the Company's acquisition of the assets of Cedar Computer Center, Inc., an Iowa corporation; (v) 8,173 shares offered by an additional selling stockholder; and (vi) 55,000 Shares, issuable upon the exercise of 55,000 warrants, offered by certain of the Company's market makers and a consultant to the Company. It is anticipated that the Shares may be offered for sale by one or more of the Selling Stockholders, in their discretion, on a delayed or continuous basis from time to time in transactions in the open market at prices prevailing at the time of sale on the Nasdaq SmallCap Market or in negotiated transactions pursuant to a separate prospectus. Such transactions may be effected directly by the Selling Stockholders, each acting as principal for his own account. Alternatively, such transactions may be effected through brokers, dealers or other agents designated from time to time by the Selling Stockholders, and such brokers, dealers or other agents may receive compensation in the form of customary brokerage commissions or concessions from the Selling Stockholders or the purchasers of the Shares. The Selling Stockholders, brokers who execute orders on their behalf, and other persons who participate in the offering of the Shares on their behalf may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and a portion of the proceeds of sales and commissions or concessions therefore may be deemed underwriting compensation for purposes of the Securities Act (see "Plan of Distribution").



     The Shares are being offered for the accounts of the Selling Stockholders, and the Company will not receive any proceeds from the sale of Shares by the Selling Stockholders (see "Selling Stockholders"). The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold less all applicable commissions and underwriters discounts, if any, and other expenses of issuance and distribution not borne by the Company. By agreement, the Company will pay fees and expenses related to the offering of the Shares by the Selling Stockholders, other than underwriting discounts, broker commissions and applicable transfer taxes, if any, and certain counsel fees (see "Plan of Distribution").



     Prior to this Offering, there has been no active public market for the Common Stock, and there can be no assurance that such a market will develop after the completion of this offering. The Common Stock will be offered at various prices to be determined from time to time by the Selling Stockholders, and is expected to be qualified on the Nasdaq SmallCap Market under the symbol "CICC" upon the effective date of the Registration Statement relating to the Shares, which includes this Prospectus. For a discussion of the factors considered in determining the offering price, see "Risk Factors -- Absence of Prior Established Public Market".



     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS". THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ------------------------


                 The date of this Prospectus is May __ , 1996.

                             AVAILABLE INFORMATION



     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and be copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The Common Stock of the Company is quoted on the Nasdaq National SmallCap Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations at 1735 K Street, N.W., Washington, D.C. 20006.



     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.



                     INFORMATION INCORPORATED BY REFERENCE



     The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus:



          (a) the Annual Report of Computer Integration Corp. on Form 10-K for the fiscal year ended June 30, 1995;



          (b) the Quarterly Reports of Computer Integration Corp. on Form 10-Q for the fiscal quarters ended September 30, 1995, December 31, 1995 and March 31, 1996, and on Form 10-Q/A for the quarter ended March 31, 1996; and



          (c) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on January 13, 1993.



     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



     The Company will provide without charge to any person to whom a Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits and schedules to such documents). Requests should be directed to: Computer Integration Corp., 7900 Glades Road, Suite 440, Boca Raton, Florida 33434,
Attention: Investor Relations, telephone number (407) 482-6678.

                               PROSPECTUS SUMMARY


                                  THE COMPANY



     The Company is one of the largest volume resellers of microcomputers, workstations and related products to large and medium-sized corporations, federal, state and local governmental entities and colleges and universities in the United States. The Company distributes a broad range of microcomputer-related products from major hardware manufacturers and software developers such as Hewlett-Packard Company ("HP"), Compaq Computer Corporation ("Compaq"), Sun Microsystems Computer Corporation ("Sun"), Toshiba America Information Systems, Inc. ("Toshiba"), International Business Machines ("IBM"), Lexmark International ("Lexmark"), Epson America, Inc. ("Epson"), NEC Technologies, Inc. ("NEC"), 3COM, Inc. ("3COM"), Canon Computer Systems, Inc. ("Canon"), Novell, Inc. ("Novell") and Microsoft Corporation ("Microsoft"). The Company is one of the largest resellers of computer products manufactured by HP in the United States, and during the year ended June 30, 1995 ("Fiscal 1995") and the nine months ended March 31, 1996 (the "1996 Period"), sales of HP products accounted for approximately 69% and 66% of the Company's net sales, respectively. During Fiscal 1995 and the 1996 Period, approximately 70% and 68%, respectively, of the products sold by the Company were purchased directly from manufacturers, with the balance from aggregators and distributors.



     The Company has experienced rapid growth. On March 30, 1993, the Company acquired Copley Systems Corporation ("Copley") of Westwood, Massachusetts. Net sales of the Company and Copley increased from $41.6 million for the fiscal year ended June 30, 1990 to $209.2 million in Fiscal 1995. Approximately 40.5% of that increase in sales was attributable to the acquisition of Dataprint, Inc. ("Dataprint") of Charlotte, North Carolina, effective July 1, 1994. The remaining increase in sales represents an approximate 27.7% compounded annual growth from operations. At the time of their acquisitions, Copley and Dataprint were each one of the largest dealers of HP computer products in the northeastern and southeastern United States, respectively. Effective July 1, 1995, the Company acquired substantially all of the assets of Cedar Computer Center, Inc. ("Cedar") of Des Moines, Iowa (the "Cedar Acquisition"). Cedar was one of the largest dealers of HP computer products in the midwestern and western United States. Cedar's products complement the Company's existing product lines and increase the Company's market share of Compaq products. The Cedar Acquisition increased the Company's net sales by 121.1% to $462.5 million, on a pro forma basis, for Fiscal 1995. For the period from August 1, 1991 through June 30, 1995, Cedar's net sales increased from $52.2 million to $253.3 million, on a pro forma basis, representing compounded annual growth of 48.4%. Cedar's net sales for the eight-month period ended June 30, 1995 were $171.2 million.



     The microcomputer industry has grown dramatically over the past several years as a result of equipment price reductions, significant improvements in hardware performance and software applications, increased use of microcomputers by governments and businesses and increased product familiarity by end users. The microcomputer distribution industry has experienced related growth in the use of wholesale distribution channels by manufacturers for the distribution of their products. The Company has distinguished itself from its competitors by focusing primarily on the direct delivery of personal computer ("PC") hardware, peripherals and software, from selected manufacturers, to a broad range of customers through a low-cost, efficient method of distribution. The Company configures PCs and printers with memory, operating systems and software at strategically located distribution centers throughout the United States. Management believes that the Company's focus on a limited number of manufacturers, its expertise with their product lines, commitment to servicing of its customers and efficient distribution and delivery of products provide the Company a competitive advantage and enable it to operate with relatively low operating costs. The Company's decentralized distribution system enables it to reduce product delivery costs and rapidly respond to customer orders. The Company's emphasis on customer satisfaction is evidenced by repeat business to existing customers of approximately 81.3% of total net sales during Fiscal 1995. Repeat business to existing customers of Cedar accounted for approximately 80.0% of Cedar's total net sales for the eight-month period ended June 30, 1995.

     The Company's operating strategy is to (i) expand its nationwide sales and distribution network through additional acquisitions and internal growth, (ii) exploit its competitive advantage realized from its low-cost distribution system, (iii) increase its market share of products of selected manufacturers such as HP, Compaq, IBM and Sun, (iv) build customer loyalty and satisfaction and (v) expand its systems integration and support services. The Company intends to acquire other companies whose product lines would complement the Company's existing products or markets, including both resellers and providers of systems integration and support services.


     The Company has approximately 13,000 active customers, including approximately 4,000 customers added by the Cedar Acquisition. The Company's average invoice size during Fiscal 1995 and the 1996 Period was approximately $1,800. Cedar's average invoice size during the eight-month period ended June 30, 1995 was approximately $1,600.


     The Company's executive offices are located at 7900 Glades Road, Suite 440, Boca Raton, Florida 33434, and its telephone number is (407) 482-6678.


                                  THE OFFERING



Common Stock offered by Selling Stockholders....   8,089,999 shares
Common Stock to be outstanding after this          8,189,850 shares(1)
  Offering......................................
Use of Proceeds.................................   The Company will not receive any proceeds
                                                   from the sale of Common Stock offered
                                                   hereby by the Selling Shareholders
Risk Factors....................................   The securities offered hereby involve a
                                                   high degree of risk. See "Risk Factors".
Proposed Nasdaq National SmallCap Market           CICC
  symbol........................................


- ---------------


(1) Includes 770,000 shares of Common Stock issuable upon the conversion of 19,250 shares of Series D, 9% Cumulative Convertible Redeemable Preferred Stock, 500,000 shares of Common Stock issuable upon the Conversion of 125 shares of Series E, 9% Cumulative Convertible Redeemable Preferred Stock. Excludes 975,000 shares of Common Stock underlying outstanding options granted to directors, executive officers and employees of the Company pursuant to the Company's 1994 Stock Option Plan (the "Plan"), 530,000 of which are exercisable within sixty days of the date of this Prospectus, and 55,000 shares of Common Stock issuable upon the exercise of certain warrants, all of which may be exercisable within sixty days of this Prospectus, subject to certain conditions.

                                  RISK FACTORS

     In addition to all other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the Shares offered hereby.

DEPENDENCE ON KEY SUPPLIERS


     Products from two manufacturers, HP and Sun, accounted for 68.7% and 12.7%, respectively, of the Company's net sales for Fiscal 1995, and 70.8% and 15.4%, respectively, for the fiscal year ended June 30, 1994 ("Fiscal 1994"). HP products accounted for 75.0% of Cedar's net sales for the eight months ended June 30, 1995. The Company's business is dependent upon terms provided by its major vendors, including pricing and related provisions, product availability and cooperative advertising and marketing allowances. The Company operates under authorized dealer agreements with its suppliers, which agreements are typically non-exclusive, short-term in duration, subject to periodic renewal, and may be terminated by either party without cause on short notice. The Company's current reseller's agreement with HP has a one-year term expiring on February 28, 1997. The agreement allows either party to terminate the agreement without cause upon 30 days written notice, or with cause upon 15 days written notice.



     The Company's total purchases of products from HP have qualified the Company for HP's maximum reseller's volume discount (presently known as the "Level II Discount") since August 1, 1994. As of the date of this Prospectus, the Level II Discount is available to resellers who have attained gross purchases of HP products of at least $200.0 million during a contract year. Qualification for the Level II discount enables the Company to decrease its cost of HP products by an incremental 2.0%. There can be no assurance that HP will not, in the future, increase the sales level necessary to qualify for the Level II Discount or create other more favorable discount categories for which the Company may not qualify. With the addition of Cedar, total purchases of HP products for the contract year ending February 28, 1997 are expected to substantially exceed $200.0 million.


     Although the Company considers its relations with HP to be excellent, there can be no assurance that such relationship will continue as presently in effect. The deterioration of the Company's relationship with either HP or Sun, or the termination or cancellation of the Company's authorized dealer agreements with HP or Sun, would have a material adverse effect on the Company's business, operations, financial condition and prospects.


MANAGING RAPID GROWTH; NO ASSURANCE OF ADDITIONAL FINANCING



     Since inception, the Company has experienced rapid growth. Historically, cash flow from operations has been insufficient to finance this growth, and the Company has relied upon a revolving credit facility to finance working capital requirements. During Fiscal 1995 and Fiscal 1994, the Company used approximately $2.4 million and $3.5 million, respectively, of cash in operating activities. The Company reversed this trend in the 1996 Period by providing cash of approximately $6.8 million, rather than using $2.0 million of cash in the comparable 1995 Period, from operating activities. The Company believes that cash flow from operations and borrowings under its revolving credit facility will provide sufficient cash to fund the Company's operations and current obligations for the fiscal year ending June 30, 1996. As part of its growth strategy, the Company intends to acquire other companies whose product lines or markets would complement the Company's existing products or markets, create new marketing programs, hire additional personnel and increase sales to business customers. Should the Company expand its operations or make acquisitions that would require funds in addition to its existing liquid assets, cash flows, and the net proceeds from this Offering, it may have to seek additional debt or equity financing. There can be no assurance that the Company could obtain such financing or that such financing would be available on terms acceptable to the Company.



     Although the Company continuously reviews potential acquisition targets, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. Furthermore, there can be no assurance that the Company will complete any acquisitions, obtain sufficient funds to finance any acquisitions or that it will be able to successfully integrate any acquired business into its existing operations and expand such operations.


MARKETS FOR PRODUCTS AND SERVICES



     The Company's sales efforts are focused primarily on a defined market segment, consisting of large and medium-sized corporations, federal, state and local governments ("government") and colleges and universities ("education") throughout the United States. The Company's future financial performance will depend upon continued demand for the computer products which it distributes and related technical services which it provides within such markets, as well as general economic conditions. During each of the fiscal years ended June 30, 1995, 1994 and 1993, the Company derived 42.8%, 45.5% and 41.9%, respectively, of its net sales from government and education purchasers. For the eight months ended June 30, 1995, sales to government and education purchasers accounted for 27.5% of Cedar's total sales. In recent years, fiscal pressures have severely affected the budgets of many of these organizations and in many instances imposed mandatory spending restraints. The Company's revenues and operating income could be adversely affected by a general slowdown or other adverse economic conditions affecting any of its customers or any additional fiscal limitations which may lead to a decline in public sector purchasing.



INDUSTRY CONDITIONS


     Resellers in the microcomputer industry, including the Company, face a number of potentially adverse business conditions, including declining gross profit margins. Although increased price competition among hardware manufacturers has generally reduced the cost of products purchased by resellers, gross profit margins for many resellers have declined since the costs of products for resellers has not declined proportionately with decreases in prices to the ultimate consumer.


     For the fiscal years ended June 30, 1995, 1994 and 1993, the Company's gross profit margin was 9.8%, 10.3% and 10.5%, respectively, and for the nine month period ended March 31, 1996, was 9.33%. Cedar's gross margin for the fiscal year ended October 31, 1994 and the fifteen months ended October 31, 1993 was 6.9% and 8.6%, respectively. For the eight months ended June 30, 1995, Cedar's gross margin was 8.4%. Because the Company's gross profit margins are relatively small, small increases in expenses or other charges to income could have a material adverse effect on the Company's results of operations. In addition, increased price competition among hardware manufacturers has resulted in a reduction in existing vendor-sponsored market development programs. There can be no assurance that the Company will be able to continue to compete successfully in the microcomputer industry.



     The computer industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence. The Company's policy is to minimize levels of inventory and to resell such inventory as quickly as possible to minimize its risk of being adversely affected by obsolescence. All of the Company's major suppliers employ practices intended to reduce the risk of product obsolescence by permitting exchanges of slow-selling or obsolete products for more popular products and providing advance notice to the Company of new product developments. If the Company's suppliers do not continue such policies or a significant amount of the Company's inventory is rendered obsolete as a result of unforeseen new product developments, the Company's business and operating results would be adversely affected. Furthermore, there can be no assurance that the Company's current and future vendors and suppliers will be able to achieve the technological advances necessary to remain competitive or that the Company will be able to obtain authorizations from new vendors to sell new products that gain market acceptance.


COMPETITION

     The Company's product lines of computers, peripherals and related services compete with products and services of a large number of other industry participants on local, regional and national levels. The Company competes with national and regional dealers, integrators, computer superstores, mass merchants, mail-order resellers, manufacturers' direct sales organizations, and other value-added resellers on the basis of price, post-sales technical support and service, speed of delivery and breadth of product lines.

     Direct telemarketing and mail-order organizations have developed as important alternative distribution channels. In addition, computer "superstores" and mail-order distributors offer purchasers a relatively low cost, minimal service alternative to traditional supply sources. These distribution channels benefit from heightened product awareness and price sensitivity on the part of users, the emergence of standardization within the industry, and increased interchangeability of peripherals. As microcomputer users have become more computer literate, their dependence on local dealers for basic information and demonstrations has diminished.


     Many of the Company's competitors have significantly greater financial, technical and marketing resources than the Company and many of such competitors market their products principally on the basis of price rather than valued-added service. There can be no assurance that the Company will be able to continue to compete successfully.


DEPENDENCE ON KEY PERSONNEL


     The Company is dependent upon several key executives and operating personnel, including Ronald G. Farrell, Chairman of the Board of Directors, Chief Executive Officer and President of the Company; Frank H. Slovenec, President of Systems; and Ira Cohen, Executive Vice President. The loss of any of these individuals could have an adverse effect on the Company. Although the Company has entered into employment agreements with each of these individuals, there is no assurance that the Company will be able to retain their respective services or attract new qualified personnel, if required.



     The Company has a $2.0 million in life insurance policy on the life of Mr. Farrell. The Board of Directors has also authorized the purchase of a $1.0 million life insurance policy on the life of Mr. Slovenec. The Company will be the beneficiary of 50% of the face amount and the officers' designees will be the beneficiaries of the remaining 50% for each policy.


CONTROLLING STOCKHOLDERS


     The Company's executive officers and directors beneficially own 53.1% of the Company's voting stock, including 240,900 shares of Common Stock subject to immediately exercisable options. If such stockholders were to vote all of their shares in a similar manner, they would be able to effectively control the vote of stockholders with respect to certain fundamental corporate transactions involving the Company, as well as the election of the Company's directors.



ABSENCE OF PRIOR ESTABLISHED PUBLIC MARKET



     Prior to this Offering, there has been no active public market for the Common Stock. The common stock of NEG has been traded on the over-the-counter market in the past; however, no quotations for the Common Stock have ever been reported, and quotations for the common stock of NEG have not been reported since the quarter ended December 31, 1990. Although the Company has applied for listing of the Common Stock on the Nasdaq National SmallCap Market under the symbol "CICC", there can be no assurance that the Common Stock will be approved for listing, or if it is approved, that the Company will be able to maintain such listing or that an active public trading market will develop for the Common Stock, or if developed, that such market will be sustained.



CRITERIA FOR NASDAQ SECURITIES; DISCLOSURE RELATING TO LOW-PRICE STOCKS



     The Company has applied for listing of the Common Stock on the Nasdaq SmallCap Market. The initial listing criteria for inclusion on such market include that a company have at least $4 million in total assets, $2 million in stockholders equity, $1 million market value of the public float, 300 shareholders, two authorized

Nasdaq market-makers and a minimum bid price of $3.00 per share. In the event that the Company's Common Stock becomes listed in the Nasdaq SmallCap Market, no assurance can be given that the Company's Common Stock will in the future continue to qualify on the Nasdaq SmallCap Market. In addition, the National Association of Securities Dealers, Inc. ("NASD"), which administers Nasdaq, requires that, in order to continue to be included on the Nasdaq SmallCap Market, a company must maintain $2 million in total assets, a $200,000 market value of the public float and $1 million in total capital and surplus. Continued inclusion also requires two authorized Nasdaq market-makers and a minimum bid price of $1.00 per share; provided, however, that if a company falls below such minimum bid price, it will remain eligible for continued inclusion in Nasdaq if the market value of the public float is at least $1 million and the company has $2 million in capital and surplus. The failure to meet these maintenance criteria in the future may result in the discontinuance of any future inclusion of the Company's Common Stock on the Nasdaq SmallCap Market. In such event, trading, if any, in the Common Stock may then continue to be conducted in the non-Nasdaq over-the-counter market in what are commonly referred to as the "pink sheets" or on the OTC Electronic Bulletin Board. As a result of trading in the non-Nasdaq over-the-counter market, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. In addition, sale of the Company's securities would be subject to a rule promulgated by the Commission that would impose various sales practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors, if the Company, or its securities, fail to meet certain criteria set forth in such rule. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. As a result, the rule may have an adverse effect on the ability of broker-dealers to sell the Common Stock.



     The Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions, including one for securities authorized for quotation on the Nasdaq SmallCap Market. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure also has to be made about commissions payable to both the broker-dealer and the registered representative, and about current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result, the rule may have an adverse effect on the ability of broker-dealers to sell the Common Stock.


VOLATILITY OF COMMON STOCK PRICE

     The stock market has experienced significant price and volume fluctuations in recent years and there has been significant volatility in the market prices of securities of computer distributors and manufacturers. The trading price of the Common Stock may also be subject to significant fluctuations in response to variations in operating results. Various factors and events, including announcements by the Company, its suppliers or its competitors concerning technological innovations or new commercial products, as well as public concern about the stability of the economy in general, may have a significant impact on the trading price of the Common Stock. The sale or attempted sale of a large amount of the Common Stock into the market may also have a significant impact on the trading price of the Common Stock.


ABSENCE OF DIVIDENDS


     The Company has never paid any dividends on its Common Stock and does not contemplate or anticipate distributing any cash dividends with respect to the Common Stock in the foreseeable future. Pursuant to the Company's credit facility with its principal lender, the Company is prohibited from paying any dividends on its Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE



     Assuming conversion of the Series D and Series E Preferred Stock, the Company will have 8,189,850 shares of Common Stock outstanding. The Company has reserved 1,050,000 shares for issuance upon the exercise of options granted under the 1994 Stock Option Plan (the "Plan"), of which 975,000 options have been granted and 530,000 options are immediately exercisable. Options to purchase the remaining 75,000 shares of Common Stock have been allocated for future grants to employees. The Company has also reserved 55,000 shares for issuance upon the exercise of certain warrants. Of the total shares of Common Stock to be issued and outstanding upon such conversions, a total of 8,774,850 shares of Common Stock will be freely tradeable, without restriction or further registration under the Securities Act, including 8,089,999 shares of Common Stock registered in this offering and 150,001 shares of Common Stock previously registered by the Company's predecessor, NEG. Of the 8,189,850 shares of Common Stock outstanding, an aggregate of 2,870,920 shares of Common Stock are subject to a two-year standstill agreement, dated May 23, 1994, whereby the holders thereof have agreed not to sell, offer, pledge or transfer their shares prior to May 23, 1996.



     The Company has filed a registration statement on Form S-8 under the Act to register all shares of common stock issuable pursuant to the Plan with the Commission on May 21, 1996 and such registration statement was effective upon filing. Shares covered by that registration statement are eligible for immediate resale in the public markets.



AUTHORIZATION OF PREFERRED STOCK



     The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends or other distributions to the holders of Common Stock. The possible impact on takeover attempts could adversely affect the price of the Common Stock.



     As of the date of this Prospectus, the Company had authorized 40,000 shares of Series A, 9% Cumulative Convertible Redeemable Preferred Stock, none of which is issued and outstanding; 250 shares of Series B, Convertible Preferred Stock, none of which is issued and outstanding (125 shares were converted on July 21, 1994 into 500,000 shares of Common Stock); 250 shares of Series C, 9% Cumulative Convertible Redeemable Preferred Stock, none of which is issued and outstanding; 40,000 shares of Series D, 9% Cumulative Convertible Redeemable Preferred Stock, of which 19,250 shares (convertible into 770,000 shares of Common Stock) are issued and outstanding; and 250 shares of Series E, 9% Cumulative Convertible Redeemable Preferred Stock, of which 125 shares (convertible into 500,000 shares of Common Stock) are issued and outstanding. Although the Company has no present intention to issue any additional shares of its preferred stock, there can be no assurance that the Company will not do so in the future.

                                USE OF PROCEEDS


     The Company will not receive any proceeds from the sale of Common Stock offered hereby by the Selling Stockholders.


                                DIVIDEND POLICY


     The Company has never paid any dividends on its Common Stock. The Company does not intend to pay any dividends in the foreseeable future; rather, the Company intends to retain earnings to provide funds for the operation and expansion of its business. Pursuant to the revolving credit agreement between the Company's wholly-owned subsidiary, CIC, and its principal lender, CIC's ability to transfer funds to the Company, and the resulting availability of funds to the Company for the payment of dividends, is restricted to the payment of dividends on the Company's preferred stock; and, therefore, the Company's ability to pay dividends on its Common Stock is effectively prohibited.



                               STOCK PERFORMANCE



     Prior to this offering, there has been no active public market for the Company's Common Stock. The common stock of the Company's predecessor, NEG, had been traded on the over-the counter market in the past; however, quotations for the Common Stock are not presently being made, and have not been made since the quarter ended December 31, 1990. The Company has applied for the listing of the Common Stock on the Nasdaq SmallCap Market.

                              SELLING STOCKHOLDERS


     The following table sets forth the number of shares of outstanding Common Stock beneficially owned by the Selling Stockholders as of April 30, 1996. All amounts, as presented, assume that all issued and outstanding shares of Series D and Series E Preferred Stock have been converted into Common Stock. Unless otherwise indicated by footnote, none of the Selling Stockholders holds any position or office with, has been employed by, or has had any material relationship with the Company or NEG during the previous three years, except as stockholder of the Company. With respect to each Selling Stockholder, the number of shares of Common Stock owned at April 30, 1996 does not include shares for which such stockholder disclaims beneficial ownership.



                                                 SHARES OF       SHARES OF
                            SHARES OF COMMON    COMMON STOCK       COMMON         PERCENT OF
   SELLING STOCKHOLDER         STOCK OWNED        OFFERED      STOCK RETAINED   CLASS RETAINED
- --------------------------  -----------------   ------------   --------------   --------------
Edward B. Ames, Jr.(1)....         29,857             4,857         25,000              *
Patricia Andersson,
  Trustee for Assaf Family
  Trust, FBO Kristen A.
  Assaf(2)                         69,579            69,579              0              0
Patricia Andersson,
  Trustee for Assaf Family
  Trust, FBO Derek
  Assaf(2)................         69,579            69,579              0              0
Patricia Arostegui........          5,000             5,000              0              0
Ronald G. Assaf(3)........         38,500            33,500          5,000              *
Kori Bolles...............         11,449            11,449              0              0
William Bolles............         11,449            11,449              0              0
James & Mary Cappiello....        152,658           152,658              0              0
Cindri Carrick(4).........         25,917            25,917              0              0
John & Ann-Marie
  Chiste(5)...............        101,329            76,329         25,000              *
Ira Cohen(6)..............        115,139            72,239         42,900              *
Araldo Cossutta(7)........      1,676,685         1,666,685         10,000              *
Donna Cossutta(7).........          4,000             4,000              0              0
Renee Cossutta, Trustee
  for Louis Cossutta
  Trust(7)................        282,731           282,731              0              0
Renee Cossutta, Trustee
  for Renee Cossutta
  Trust(7)................        282,731           282,731              0              0
Bruce Cowen...............        210,823           210,823              0
Crest International(8)....         11,100            11,100              0              0
Current Exchange, Inc.....        515,000           515,000              0
Donald Drum(9)............         53,164            53,164              0              0
Catherine Edwards.........          4,000             4,000              0              0
Bonnie L. Farrell(10).....        142,500           142,500              0              0
Gene and Othelia
  Farrell(10).............         20,000            20,000              0              0
Richard and Kim
  Farrell(10).............          7,500             7,500              0              0
Fechtor, Detwiler & Co.,
  Inc.(11)................         25,000            25,000              0              0
Barbara Fox...............         86,329            86,329              0              0
Bob Grady.................         14,330            14,330              0              0
Ronald J. Haan............        152,658           152,658              0              0
Ray Hatch.................         14,330            14,330              0              0
Marko Jagodic.............          2,500             2,500              0              0
Rado Jagodic..............          2,500             2,500              0              0
Richard Kimmel, Trustee...         96,329            96,329              0              0
Richard Kletter...........         38,164            38,164              0              0

                                                 SHARES OF       SHARES OF
                            SHARES OF COMMON    COMMON STOCK       COMMON         PERCENT OF
   SELLING STOCKHOLDER         STOCK OWNED        OFFERED      STOCK RETAINED   CLASS RETAINED
- --------------------------  -----------------   ------------   --------------   --------------
Mark F. Kripp(12).........         18,715             3,715         15,000              *
Howard LeWine.............         19,082            19,082              0              0
Jerome LeWine.............         38,164            38,164              0              0
James Lineberger..........        268,070           268,070              0              0
James E. Lineberger, Jr.,
  Trustee for the
  Christopher Lineberger
  Trust...................         13,334            13,334              0              0
James E. Lineberger, Jr.,
  Trustee for the Geoffry
  S. Lineberger Trust.....         13,333            13,333              0              0
James E. Lineberger, Jr.
  Trustee for the James E.
  Lineberger, Jr. Trust...         13,333            13,333              0              0
May Louie.................          8,000             8,000              0              0
Kevin McDonald(13)........         25,257             4,857         20,400              *
Derek S. McElhaney(14)....         10,000            10,000              0              0
Ellen P. McElhaney(14)....         10,000            10,000              0              0
Jane R. McElhaney(15).....        560,500           560,500              0              0
Samuel C. McElhaney(16)...        560,500           560,500              0              0
Samuel C. McElhaney,
  Custodian for Jacob S.
  McElhaney(14)...........          5,000             5,000              0              0
Samuel C. McElhaney,
  Custodian for Jeffrey A.
  McElhaney(14)...........          5,000             5,000              0              0
Samuel C. McElhaney,
  Custodian for Jennifer
  L. McElhaney(14)........          5,000             5,000              0              0
Samuel C. McElhaney,
  Custodian for John B.
  McElhaney(14)...........          5,000             5,000              0              0
Samuel C. McElhaney,
  Custodian for Robert P.
  McElhaney(14)...........          5,000             5,000              0              0
Samuel C. McElhaney,
  Custodian for Katherine
  E. Moore(14)............          5,000             5,000              0              0
Samuel C. McElhaney,
  Custodian for Brian K.
  Richardson(14)..........          5,000             5,000              0              0
Thomas L. McElhaney(14)...         10,000            10,000              0              0
Jane F. Moore(14).........          5,000             5,000              0              0
Michael Moskowitz(17).....        404,136           404,136              0              0
Max Palevsky..............         38,164            38,164              0              0
RAS Securities(18)........         15,000            15,000              0              0
RGFI(19)..................      1,404,585         1,086,585        318,000            3.7%
Keith A. Richardson,
  Jr.(14).................          5,000             5,000              0              0
Tom & Imelda
  Schexnayder(20).........         15,328            10,000          5,328              *

                                                 SHARES OF       SHARES OF
                            SHARES OF COMMON    COMMON STOCK       COMMON         PERCENT OF
   SELLING STOCKHOLDER         STOCK OWNED        OFFERED      STOCK RETAINED   CLASS RETAINED
- --------------------------  -----------------   ------------   --------------   --------------
Jeffrey Schmier, Trustee
  for Jason & Stephen
  Schmier.................         96,329            96,329              0              0
Joanne Senall.............          8,173             8,173              0
Gary & Beverly Sheridan...         65,870            65,870              0              0
Leon Simms................         61,063            61,063              0              0
SWK, Inc..................         30,531            30,531              0              0
Frank H. Slovenec(21).....         38,623             8,623         30,000              *
Doug Wearren..............        101,063           101,063              0
Adrian Woodruff...........        114,493           114,493              0              0
Martin Yaged..............         38,164            38,164              0              0
Frank Zappala(22).........        139,829           129,829         10,000              *
Maureen Zappala(23).......         62,829            62,829              0              0
Richard Zappala(23).......         76,329            76,329              0              0
                                ---------         ---------        -------
     TOTAL................      8,596,627         8,089,999        506,628
                                =========         =========        =======


- ---------------

  *  Less than 1.0%

 (1) Mr. Ames has been the Vice President of Operations for Copley Systems Division (or Copley Systems Corporation, as applicable), for the previous three years. Includes currently exercisable options to purchase 25,000 shares of Common Stock.

 (2) Trusts for the benefit of the children of Director Ronald Assaf, who disclaims beneficial ownership of the shares of Common Stock in trust. See
     Note 3 below.

 (3) Mr. Assaf has been a Director of the Company since April 1995. Mr. Assaf has disclaimed beneficial ownership of an aggregate of 139,158 shares of Common Stock held in trust for his children. Also includes currently exercisable options to purchase 5,000 shares of Common Stock.


 (4) Ms. Carrick is the wife of former Director Karl Casagrande who resigned November 6, 1994. Mr. Casagrande has disclaimed beneficial ownership of the Common Stock held by his wife.


 (5) Mr. Chiste has been the Chief Financial Officer of CIC (including NEG) and Systems since May 1994 and January 1993, respectively. Includes currently exercisable options to purchase 25,000 shares of Common Stock.


 (6) Mr. Cohen has been an Executive Vice President of Systems since July 1994, Executive Vice President of Copley Systems Division from October 1993 to July 1994 and Senior Manager of Copley prior to October 1993. Includes 36,571 shares issuable upon the conversion of 750 shares of Series A Preferred Stock which was acquired on August 31, 1994 for $7,512 in cash and the satisfaction of certain subordinated notes owed by the Company to Mr. Cohen in the amount of $66,609 and accrued interest of $879. Also includes currently exercisable options to purchase 42,900 shares of Common Stock.


 (7) Mr. Cossutta has been a Director of the Company since May 1994 and was a Director of Systems from March 1993 to July 1994. Includes currently exercisable options to purchase 10,000 shares of Common Stock and 12,800 shares of Common Stock owned by Mr. Cossutta as trustee, of which 12,800 such shares are being offered hereby. Mr. Cossutta disclaims beneficial ownership of an aggregate of 569,462 shares of Common Stock held in trust for his children and other family members.


 (8) Crest International is controlled by Karl Casagrande, a former Director of CIC (including NEG) from May 1994, until November 1994, and of Systems from March 1993 to July 1994.


 (9) Includes 15,000 Shares issuable upon the exercise of 15,000 warrants.


(10) Family members of Director, Chief Executive Officer and President Ronald Farrell, including Mr. Farrell's wife, Bonnie Farrell, his parents, Gene and Othelia Farrell, and his son and daughter-in-law, Richard and Kim Farrell. Mr. Farrell has disclaimed beneficial ownership of an aggregate of 170,000 shares of Common Stock held by these family members.


(11) Shares issuable upon the exercise of 25,000 warrants.

(12) Mr. Kripp was the Vice President of Finance of Copley Systems Division or Copley, as applicable, from March 1993 to November 1995. Includes currently exercisable options to purchase 15,000 shares of Common Stock.


(13) Mr. McDonald has been the Vice President of Sales for Copley Systems Division or Copley, as applicable, for the previous three years. Includes currently exercisable options to purchase 20,400 shares of Common Stock.


(14) Members of Director Samuel McElhaney's family or trusts for the benefit thereof. Mr. McElhaney has disclaimed beneficial ownership of an aggregate of 35,000 shares of Common Stock held by these family members or trusts.


(15) Mrs. McElhaney was Vice President of Systems from July 1994 to December 31, 1994, and of Dataprint, Inc. for the previous three years. Mr. and Mrs. McElhaney were the majority stockholders of Dataprint, Inc. Mr. McElhaney disclaims beneficial ownership of the shares of Common Stock held by Mrs. McElhaney.


(16) Mr. McElhaney was Executive Vice President of CIC from July 1994 through March 1996 and has been a director of the Company since April 1995. Prior to Systems' acquisition of Dataprint, Mr. McElhaney was its founder, President and Chief Executive Officer.


(17) Mr. Moskowitz was a consultant to the Company from October 1993 to September 1995, prior to which he had been General Manager of Copley Systems Corp. since its acquisition in March 1993. Prior to March 1993, he was the President and founder and majority stockholder of Copley.


(18) Shares issuable upon the exercise of 15,000 warrants.


(19) RGFI is wholly-owned by Ronald G. Farrell, who has been President, Chief Executive Officer and Chairman of the Board of the Company and CIC since May 1994 and July 1992, respectively. Includes currently exercisable options to purchase 118,000 shares of Common Stock and options to purchase an additional 200,000 shares of Common Stock which may be exercisable within sixty days of this Prospectus, subject to certain conditions.


(20) Mr. Schexnayder has been the Vice President of Sales of Dataprint since July 1994 and of Dataprint, Inc. for the previous three years, prior to its acquisition by the Company. Includes currently exercisable options to purchase 5,328 shares of Common Stock.


(21) Mr. Slovenec has been President of Systems since September 1995. Includes currently exercisable options to purchase 30,000 shares of Common Stock.


(22) Mr. Zappala has been a Director of the Company since July 1994 and a Director of Systems from March 1993 to July 1994. Includes currently exercisable options to purchase 10,000 shares of Common Stock.


(23) Maureen Zappala is the wife of Director Frank Zappala, and Richard Zappala is the brother of Director Frank Zappala. Mr. Zappala has disclaimed beneficial ownership of the shares of Common Stock held by his wife and brother.



                              PLAN OF DISTRIBUTION



     The Shares may be sold, from time to time, to purchasers directly by any of the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the Nasdaq SmallCap Market, in negotiated transactions, through the writing of options on the Shares, or through a combination of such methods of sale, at market prices prevailing at the time of sale, prices related to the then-current market price or at negotiated prices, including pursuant to an underwritten offering or one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the shares as an agent, but may position and resell a portion of the block as a principal to facilitate the transaction. The Selling Stockholders may also pledge the Shares as collateral for margin accounts and such Shares could be resold pursuant to the terms of such accounts. The Company has been advised by the Selling Stockholders that they have not made any arrangement relating to the distribution of the Shares covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for which such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation shall be negotiated immediately prior to sale and which, as to a particular broker-dealer, may be in excess of customary compensation). Any broker-dealer may act as broker-dealer on behalf of one or more of the Selling Stockholders in connection with the offering of certain of the shares by Selling Stockholders.



     Fechtor, Detwiler & Co., Inc. ("Fechtor"), RAS Securities ("RAS") and Principal Financial Securities, Inc. (the "Market Makers") have agreed to make a market in the stock of the Company on the Nasdaq SmallCap Market; however, these Market Makers are not obligated to do so, and may discontinue or suspend such market making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, and trading market for the Common Stock.



     Prior to this Offering, these Market Makers did not have a relationship with the Company or any of its affiliates. In connection with this Offering, Fechtor and RAS have entered into consulting agreements with the Company. The consulting agreements provide that Fechtor and RAS will act as financial advisors to the Company and, in such capacity, will; (i) become familiar with the business operations, management, financial condition, and identify future prospects for the Company including new business opportunities; (ii) provide a valuation commentary to the Company; and (iii) perform other lawful consulting services relating to such aspects of the Company, its management, operations and development as the Company may reasonably request.



     The Company has agreed to compensate Fechtor and RAS for their consulting services with warrants. Fechtor and RAS will receive warrants to purchase 25,000 and 15,000 shares of the Company's Common Stock, respectively, at a price equal to the average closing bid during the first five (5) days that Shares of the Company are traded, but in any event, not less than $4.00 per share. The warrants are exercisable for a period of five (5) years commencing from the sixth day that Shares are traded and contain anti-dilution provisions. The warrants may be transferred in whole or in part to any successor, officer, director or shareholder of Fechtor and RAS. Holders of the warrants have "piggyback" registration rights (the costs of such registration will be borne by the Company), with respect to the warrants and the underlying securities. However, the Company will not be obligated to issue these warrants in the event that public trading of the Company's Common Stock has not commenced public trading on or before October 1, 1996. The Company has also granted similar warrants to purchase 15,000 shares of the Company's Common Stock to Donald Drum who has acted as a consultant in this matter.



     The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Additionally, the Company will pay the expenses, estimated to be approximately $57,000, in connection with this Offering, other than transfer taxes, discounts, commissions, fees or expenses of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Shares, or legal expenses of any person other than the Company.



     There is no underwriter or coordinating broker acting in connection with this Offering. In offering the Shares covered hereby, the Selling Stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act ("Rule 144") may be sold under Rule 144 rather than pursuant to this Prospectus. Of the Shares covered by this Prospectus, 5,749,999 presently qualify for sale pursuant to Rule 144.



     The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of Shares included herein, they are required to comply with Rules 10b-6 and 10b-7 (as those Rules are described in more detail below) under the Exchange Act of 1934, as amended (the "Exchange Act") and, in connection therewith, that they may not engage in any stabilization activity in connection with the Company's securities, are required to furnish to each broker-dealer, through which Shares included herein may be offered, copies of this Prospectus, and may not bid for or purchase any of the Company's securities except as permitted under the Exchange Act. The Selling Stockholders have agreed to inform the Company when the distribution of the Shares is completed.



     Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.



     In order to comply with certain state securities laws, if applicable, certain shares of Common Stock offered hereby by affiliates of the Company may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, such shares of Common Stock may not be sold unless such shares of Common Stock have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.



     The public offering of the Shares by the Selling Stockholders will terminate on the earlier of (a) 36 months from the effective date, (b) the date on which all Shares offered hereby have been sold by the Selling Stockholders or
(c) as otherwise required by law. The Selling Stockholders have agreed to discontinue disposition of the Shares upon receipt of notice from the Company of: (1) any request by the Commission for amendments or supplements to the Registration Statement or Prospectus; (2) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or initiation of any proceedings for that purpose; (3) the representations and warranties of the Company, contained in agreements executed in conjunction with the registration of the Stock, ceasing to be true and correct; (4) the receipt by the Company of any notification with respect to the suspension of the qualification of the Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (5) the happening of any event as a result of which the Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (6) the Company's reasonable determination that a post-effective amendment to the Registration Statement would be appropriate or that there exist circumstances not yet disclosed to the public which make further sales under the Registration Statement inadvisable pending such disclosure and post-effective amendment; and
(7) the Company's possession of material information that it deems advisable not to disclose in a Registration Statement.



                                 LEGAL MATTERS



     The validity of the issuance of the Common Stock offered hereby has been passed upon for the Company by Holland & Knight, Fort Lauderdale, Florida.



                                    EXPERTS



     The consolidated financial statements and the related financial statement schedules of Computer Integration Corp. and the statements of income and retained earnings and cash flows and the related financial statement schedule of Copley Systems Corporation appearing in Computer Integration Corp.'s Annual Report (Form 10-K) for the year ended June 30, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. The financial statements and schedules referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.



     The financial statements of Cedar Computer Center, Inc. incorporated in this Prospectus by reference from the Company's Form 8-K/A-1 filed with the Commission on September 11, 1995 have been audited by McGladrey & Pullen, LLP, independent certified public accountants as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

- ------------------------------------------------------
- ------------------------------------------------------

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE CIRCUMSTANCES OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Available Information.................      2
Information Incorporated by
  Reference...........................      2
Prospectus Summary....................      3
Risk Factors..........................      5
Use of Proceeds.......................     10
Dividend Policy.......................     10
Stock Performance.....................     10
Selling Stockholders..................     11
Plan of Distribution..................     14
Legal Matters.........................     16
Experts...............................     16


- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------


                               8,089,999 SHARES


                                  [CIC LOGO]

                                 COMMON STOCK
                            ------------------------
                                  PROSPECTUS
                            ------------------------

                             ______________ , 1996.


- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.



    SEC Registration Fee....................................................  $ 13,852.45
    Nasdaq Application Fee..................................................        1,000
    Nasdaq National SmallCap Market listing fee.............................        1,000
    Legal...................................................................       15,000*
    Accounting..............................................................        6,500*
    Printing................................................................       15,000*
    Miscellaneous...........................................................        5,000*
                                                                              -----------
                                                                              $ 57,352.45*
                                                                               ==========


- ---------------

     * Estimated. All expenses will be paid by the Company.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 102(b)(7) of the Delaware Law enables a corporation in its certificate of incorporation, or an amendment thereto validly approved by its stockholders, to limit or eliminate the personal liability of the members of its board of directors for violation of the director's fiduciary duty or care.

     Article Tenth of the Company's Certificate of Incorporation contains the following provision with respect to the liability of the Company's directors to the Company:

     A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit.


     Section 6 of the Company's Bylaws provides that the corporation shall indemnify its directors, officers, employees and agents to the extent permitted by the General Corporation Law of Delaware.

ITEM 16. EXHIBITS


     (A) EXHIBITS



EXHIBIT NO.                                        DESCRIPTION
- -----------       ------------------------------------------------------------------------------
 5           --   Opinion of Holland & Knight as to legality of Common Stock
23.1         --   Consent of Ernst & Young LLP
23.2         --   Consent of McGladrey & Pullen, LLP
23.3         --   Consent of Holland & Knight (included in and incorporated by reference from
                  Exhibit 5 hereto)


ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement.

          (iii) Include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that paragraphs (2)(i) and 2(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference to the registration statement.

     (3) That, for purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time to be the initial bona fide offering.

     (4) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the termination of the offering.

     (5) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida on the 17th day of May, 1996.

                                            Computer Integration Corp.

                                            By: RONALD G. FARRELL
                                                -----------------------
                                                Ronald G. Farrell
                                                President and Chairman
                                                of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

[CAPTION]

        SIGNATURE                                       TITLE                     DATE
        ---------                                       ----                      ----
RONALD G. FARRELL                           President and Chairman of the         May 17, 1996
- ----------------------------------------    Board (Principal Executive            ------------
Ronald G. Farrell                           Officer)

JOHN F. CHISTE                              Chief Financial Officer               May 17, 1996
- ----------------------------------------    (Principal Financial and              ------------
John F. Chiste                              Principal Accounting Officer)

/s/  ARALDO COSSUTTA*                       Director                              May 17, 1996
- ----------------------------------------                                          ------------
Araldo Cossutta

/s/  FRANK J. ZAPPALA*                      Director                              May 17, 1996
- ----------------------------------------                                          ------------
Frank J. Zappala

/s/  RONALD G. ASSAF*                       Director                              May 17, 1996
- ----------------------------------------                                          ------------
Ronald G. Assaf

/s/  SAMUEL C. McELHANEY*                   Director                              May 17, 1996
- ----------------------------------------                                          ------------
Samuel C. McElhaney

*By: RONALD G. FARRELL                                                            May 17, 1996
========================================                                          ------------
     Ronald G. Farrell
     -----------------
     Attorney-in-Fact
     ----------------

                                 EXHIBIT INDEX

                                                                                     SEQUENTIAL
EXHIBIT NO.                               DESCRIPTION                                 PAGE NO.
- -----------  ----------------------------------------------------------------------  ----------
 5--         Opinion of Holland & Knight as to legality of Common Stock
23.1--       Consent of Ernst & Young LLP
23.2--       Consent of McGladrey & Pullen, LLP
23.3--       Consent of Holland & Knight (included in and incorporated by reference as Exhibit 5 hereto)